SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Chilco River Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16870R202

(CUSIP Number)

Lee Kuen Cheung c/o Chilco River Holdings Inc. 16027 Arrow Highway, Suite D, Irwindale, California 91706 (646) 330-5859

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ]. Check the following box if a fee is being paid with statement [   ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 16870R202

1	NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lee Kuen Cheung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 1,561,598 Shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 993,744 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 567,854 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,598 common shares of the Issuer are owned by Lee Kuen Cheung; 567,854 of those shares are currently held in escrow
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 7.2802%
14	TYPE OF REPORTING PERSON* IN

Item 1.   Security and Issuer.

Common Shares

Chilco River Holdings Inc.
16027 Arrow Highway, Suite D
Irwindale, California 91706

Item 2.   Identity and Background.

(a)	Lee Kuen Cheung

(b)	c/o Chilco River Holdings Inc. 16027 Arrow Highway, Suite D Irwindale, California 91706

(c)	Ms. Lee's present principal occupation is General Manager of Bruce Group Limited, HK, China.

(d)	There has been no criminal conviction against Ms. Lee in the past five years.

(e)	Ms. Lee has not been party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to state or federal securities laws or finding any violation with respect to such laws.

(f)	Ms. Lee is a citizen of the China.

Item 3.    Source and Amount of Funds or Other Compensation.

On August 3, 2005, 1,561,598 common shares of the Issuer were acquired by Lee Kuen Cheung in connection with the acquisition of Kubuk International, Inc., a California corporation, by Chilco River Holdings Inc.

Item 4.    Purpose of Transaction.

Ms. Lee acquired the shares of the Issuer as a shareholder of Kubuk International Inc. under a share exchange agreement relating to the acquisition of Kubuk International Inc. by Chilco River Holdings Inc. 567,854 of the 1,561,598 common shares held by Ms. Lee are currently held in escrow subject to escrow arrangements entered into in connection with the acquisition of Kubuk International Inc. The acquisition of Kubuk International Inc. by Chilco River Holdings Inc. resulted in a change of control of Chilco River Holdings Inc. Ms. Lee is not an officer or director of Chilco River Holdings, Inc.

Item 5.   Interest in Securities of the Issuer.

(a)	Lee Kuen Cheung beneficially owns 1,561,598 common shares of the Issuer as of August 3, 2005 and has sole voting power over 1,561,598 of the shares and sole dispositive power over 993,744 of the shares.

The total shares of Common Stock constitutes 7.2802% of the outstanding common shares of the issuer.

(b)	See paragraph (a) above.

(c)	See Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.   Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: September 15, 2005	/s/ Lee Kuen Cheung
Lee Kuen Cheung